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SEC FILE NUMBER: 333-124460
CUSIP NUMBER: 458168101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 333-124460

(Check One):
☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ ☐ ☐ ☐ ☐

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
  For the transition period ended: ___________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:    N/A

PART I
REGISTRANT INFORMATION

INTELLIGENTIAS, INC.
Full Name of Registrant

MERCHANDISE CREATIONS, INC.
Former Name if Applicable

303 Twin Dolphin Drive, 6th Floor
Address of Principal Executive Office (Street and Number)

Redwood City, CA    94065
City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report/portion thereof will be filed or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2007 because it is still receiving, compiling and incorporating certain information from its Italian consolidated subsidiary, after which, the Company's independent registered public accounting firm must have sufficient time to complete its quality assurance process. It is anticipated that the Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date of its Form 10-K.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas A. Spanier (Name)	(650) (Area Code)	632-4526 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company was in the development stage through March 31, 2007. Accordingly, during 2006, the Company earned no revenues and incurred operating expenses and an operating loss of $729,836. By contrast, the Company's operating activities, including revenues and expenses, were substantially increased during 2007. A reasonable estimate of results for 2007 cannot be made until completion of the audit, as material adjustments are possible.

INTELLIGENTIAS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 28, 2008	By /s/ Thomas A. Spanier Thomas A. Spanier Chief Financial Officer